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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



REC'D S.E.C.

FEB 2 8 2005

1086

SEC FILE NUMBER

8-65842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-04___ AND ENDING ___12-31-04___

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   ADMINISTRATIVE SYSTEMS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1310 MERCER STREET SUITE 200

                                  (No. and Street)

   SEATTLE, WA 98109-5588

      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   MARTI KATSEL   (206) 343-5633 ext. 161
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   ABRAMSON PENDERGAST & COMPANY

                              (Name – *if individual, state last, first, middle name*)

3000 NORTHUP WAY, SUITE 200	BELLEVUE	WA	98004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ MARTI KATSEL _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ ADMINISTRATIVE SYSTEMS, INC. _____ , as
of _____ DECEMBER 31 _____ , 20 04 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CONTROLLER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

CONTENTS

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Administrative Systems, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abramson Pendergast & Company
Bellevue, Washington
February 3, 2005

-1-

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.apccpa.com
BKR INTERNATIONAL INDEPENDENT MEMBER — FIRMS IN PRINCIPAL CITIES WORLDWIDE

FINANCIAL STATEMENTS

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:		
Cash	$	301,170
Cash accounts for the exclusive benefit of customers		1,079,159
Accounts receivable		374,108
Prepaid expenses		31,319
Due from parent		2,298,494
Total current assets		4,084,249
Software and equipment		34,928
Less accumulated depreciation		34,928
		-
	$	4,084,249

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accounts payable	$	108,278
Payable to mutual fund and insurance companies		1,079,159
Accrued vacations		48,703
Federal income tax payable		393,643
Total current liabilities		1,629,783

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	555,733
Retained earnings	1,897,733
	2,454,466

$ 4,084,249

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues:		
Service fees	$	3,750,983
Commissions		138,565
		3,889,549
Expenses:		
Salaries		1,341,063
Commissions		99,577
Selling, general and administrative		1,306,058
		2,746,698
Income from operations		1,142,851
Other income:		
Interest income		1,527
Net income before income taxes		1,144,378
Income tax provision:		
Current expense		393,643
Net income	$	750,735

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common stock	Additional paid in capital	Retained earnings
January 1, 2004	$ 1,000	$ 555,733	$ 1,146,998
Net income	-	-	750,735
December 31, 2004	$ 1,000	$ 555,733	$ 1,897,733

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income	$	750,735
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		1,000
Cash provided (used) by changes in		
operating assets and liabilities:		
Accounts receivable		235,832
Prepaid expenses		4,395
Accounts payable		63,308
Accrued vacations		15,532
Federal income tax payable		393,643
Net cash provided by operating activities		1,464,445
Cash flows from investing activities:		
Disposal of equipment		4,457
Cash flows from financing activities:		
Due from parent		(1,374,346)
Net decrease in cash		94,556
Cash, January 1		206,614
Cash, December 31	$	301,170

Supplemental disclosure of cash flow information:

The Company satisfied its income tax liability of $596,196 for the year ended
December 31, 2003, through a payment by its parent. The payment of taxes by the
parent was accounted for by a credit to the due from parent account.

See notes to financial statements.

1. Nature of business:

    Administrative Systems, Inc. (the Company) is located in Seattle, Washington. The Company is a subsidiary of National Financial Partners Corporation (NFP), a Delaware corporation. The Company was created on January 1, 2003, through a merger and simultaneous acquisition by NFP.

    The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) consider the Company a broker/dealer due to the Company's relationship with Pennsylvania Mutual Funds.

2. Summary of significant accounting policies:

    Basis of accounting:
    The financial statements of the Company have been prepared on the accrual basis of accounting.

    Cash and equivalents:
    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Accounts receivable:
    The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

    Revenue recognition:
    Service fee revenue is recognized as it is earned. Other revenue, such as commissions, are recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

2. Summary of significant accounting policies (continued):

Property, plant and equipment:
Except for computer software and some related hardware, all fixed assets are owned by The Balanced Program, Inc. (BPI) a company related to the Company through common ownership. Computer software and hardware is recorded at cost, with depreciation and amortization recorded on a straight-line basis over the estimated useful life.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal income taxes:
The Company is a member of a controlled group that files a consolidated income tax return. NFP has adopted a method for allocating current and deferred income tax expense to each member of the group included in its consolidated income tax return by applying SFAS No. 109, *Accounting for Income Taxes*, to each member as if it were a separate taxpayer. Therefore, the Company's tax provision is based on its taxable income only. In addition, deferred tax assets and liabilities are determined on the differences between the Company's financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

ADMINISTRATIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

3. Retirement plan:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer a maximum of 15% of their compensation, up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $25,316 for the year ended December 31, 2004. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the year ended December 31, 2004.

4. Related party transactions:

The Company and BPI have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits.

The Company deposits payments from customers for service fees, and funds other than trust cash, into a bank account controlled solely by NFP. NFP provides cash funds as required for the operations of the Company.

5. Commitments:

The Company leases its facilities from 1310 Mercer Building, LLC, a company owned by a member of the Company's management. The lease expires June 30, 2006. The Company incurred rent expense under this lease of $150,000 for the year ended December 31, 2004.

Future minimum lease payments for the remaining term of the lease are as follows:

December 31,

2005	$ 150,000
2006	75,000
	$ 225,000

6. Net capital requirements:

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $144,188, which was $119,188 in excess of the required capital of $25,000, and a net capital ratio of 8.57 to 1.

7. Concentrations of credit risk:

    A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2004, Fortis Benefits Insurance Company and Baltimore Life Insurance Company accounted for approximately 71% of the Company's service fee revenue. Management believes the relationships with Fortis Benefits Insurance Company and Baltimore Life Insurance Company are stable and will continue.

    The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

    The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTARY INFORMATION

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2004

COMPUTATION OF AUDITED NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from statement of financial condition	$ 2,456,400
Add:	
Other (deductions) or allowable credits - income taxes payable	391,709
Non-allowable assets:	
Receivable from noncustomers	(374,108)
Other assets	(2,329,813)
Net capital	$ 144,188

RECONCILIATION OF UNAUDITED FOCUS REPORT NET CAPITAL TO
AUDITED NET CAPITAL

Net capital, as reported in the Company's part II (unaudited) focus report	$ 144,036
Adjustments to non-allowable assets	596,348
Other audit adjustments	(596,196)
Net capital per above	$ 144,188

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Aggregate indebtedness:		
Accounts payable	$	108,278
Payable to mutual funds and insurance companies		1,079,159
Accrued vacations		48,703
		$ 1,236,140
Computation of basic net capital requirements:		
Minimum net capital	$	25,000
Net capital	$	144,188
Ratio of aggregate indebtedness to net capital		8.57 to 1

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2004

STATEMENT REGARDING EXEMPTION
FROM RULE 15c3-3

The provisions of Rule 15c3-3 are not applicable to the Company under Rule Section (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Administrative Systems, Inc."

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2004

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors   Not Applicable

(j) A Reconciliation, including appropriate explanation of the Computation of
     Net Capital Under Rule 15c3-1 and the Computation for Determination
     of the Reserve Requirements under Exhibit A of Rule 15c3-3   Not Applicable

(k) A Reconciliation between the Audited and Unaudited Statements of
     Financial Condition with Respect to the Methods of Consolidation   Not Applicable

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplementary information of Administrative Systems, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-15-

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.apccpa.com
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abramson Pendergast & Company
Bellevue, Washington
February 3, 2004

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004